UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Resideo Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

76118Y104

(CUSIP Number)

CD&R Channel Holdings, L.P.

c/o Clayton, Dubilier & Rice, LLC

Attention: Rima Simson

375 Park Ave, New York NY 10152

(212) 407-5227

with a copy to:

Uri Herzberg

Debevoise & Plimpton LLP

66 Hudson Blvd E

New York, New York 10001

Telephone: (212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76118Y104

1.	Name of Reporting Person CD&R Channel Holdings II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 18,517,830(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,517,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,517,830(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

The reported securities represent shares of common stock (the “Common Stock”) that are issuable upon the conversion (based on an initial conversion price of $26.92), at the option of the holder, of 498,500 shares of Series A Cumulative Convertible Participating Preferred Stock (the “Preferred Stock”) beneficially owned by such Reporting Person.

(2)

Calculated using a fraction, the numerator of which is the number of shares of Common Stock described in footnote (1) above and the denominator of which is 165,489,379, which is equal to the sum of 146,971,549 shares of Common Stock outstanding as of October 30, 2024, as reported in the Issuer’s Form 10-Q, filed November 7, 2024, plus the number of shares of Common Stock issuable upon conversion of the Preferred Stock beneficially owned by such Reporting Person.

CUSIP No. 76118Y104

1.	Name of Reporting Person CD&R Channel Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 18,517,830(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,517,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,517,830(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

The reported securities represent shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $26.92), at the option of the holder, of 498,500 shares of Preferred Stock beneficially owned by such Reporting Person.

(2)

Calculated using a fraction, the numerator of which is the number of shares of Common Stock described in footnote (1) above and the denominator of which is 165,489,379, which is equal to the sum of 146,971,549 shares of Common Stock outstanding as of October 30, 2024, as reported in the Issuer’s Form 10-Q, filed November 7, 2024, plus the number of shares of Common Stock issuable upon conversion of the Preferred Stock beneficially owned by such Reporting Person.

CUSIP No. 76118Y104

1.	Name of Reporting Person CD&R Investment Associates XII, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 18,517,830(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,517,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,517,830(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)

The reported securities represent shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $26.92), at the option of the holder, of 498,500 shares of Preferred Stock beneficially owned by such Reporting Person.

(2)

Calculated using a fraction, the numerator of which is the number of shares of Common Stock described in footnote (1) above and the denominator of which is 165,489,379, which is equal to the sum of 146,971,549 shares of Common Stock outstanding as of October 30, 2024, as reported in the Issuer’s Form 10-Q, filed November 7, 2024, plus the number of shares of Common Stock issuable upon conversion of the Preferred Stock beneficially owned by such Reporting Person.

CUSIP No. 76118Y104

1.	Name of Reporting Person CD&R Associates XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 18,517,830(1)
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 18,517,830(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,517,830(1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.2%(2)
14.	Type of Reporting Person (See Instructions) PN

(1)

The reported securities represent shares of Common Stock that are issuable upon the conversion (based on an initial conversion price of $26.92), at the option of the holder, of 498,500 shares of Preferred Stock beneficially owned by such Reporting Person.

(2)

Calculated using a fraction, the numerator of which is the number of shares of Common Stock described in footnote (1) above and the denominator of which is 165,489,379, which is equal to the sum of 146,971,549 shares of Common Stock outstanding as of October 30, 2024, as reported in the Issuer’s Form 10-Q, filed November 7, 2024, plus the number of shares of Common Stock issuable upon conversion of the Preferred Stock beneficially owned by such Reporting Person.

EXPLANATORY NOTE

PREAMBLE

This Amendment No. 1 amends the Statement on Schedule 13D (“Schedule 13D”) initially filed on June 24, 2024 with the Securities and Exchange Commission by (i) CD&R Channel Holdings, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings”), (ii) CD&R Investment Associates XII, Ltd., a Cayman Islands exempted company (“CD&R Investment Associates”) and (iii) CD&R Associates XII, L.P. (“CD&R Associates”).

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows.

(a)-(c) This Schedule 13D is filed jointly on behalf of (i) CD&R Channel Holdings II, L.P., a Cayman Islands exempted limited partnership (“CD&R Holdings II” and, together with CD&R Holdings, CD&R Investment Associates and CD&R Associates, the “Reporting Persons”), (ii) CD&R Holdings, (iii) CD&R Investment Associates and (iv) CD&R Associates. The Reporting Persons have entered into a Joint Filing Agreement, dated as of November 27, 2024, a copy of which is attached hereto as Exhibit 99.7.

The address for each of the Reporting Persons is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, KY1-1104, Cayman Islands, British West Indies.

The shares of Preferred Stock are held directly by CD&R Holdings, which is wholly owned by CD&R Holdings II. CD&R Investment Associates is the general partner of CD&R Holdings II and CD&R Associates. Investment and voting decisions with respect to the securities are made by an investment committee of limited partners of CD&R Associates.

To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to the Schedule 13D and incorporated herein by this reference.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CD&R Holdings II, CD&R Holdings, CD&R Investment Associates and CD&R Associates are organized under the laws of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof.

The purchase of shares of Common Stock contemplated to be made by CD&R Holdings II pursuant to the Master Confirmation Agreement (as defined below in “Item 4. Purpose of Transaction.”) is expected to be made using one of more of the Reporting Persons’ or their respective affiliates’ cash on hand from capital contributions from its partners and cash dividends received in respect of Preferred Stock. The amount of funds to purchase shares of Common Stock pursuant to the Master Confirmation Agreement will be up to a specified cap amount for each portion of shares of Common Stock to be purchased under the Master Confirmation Agreement and relevant trade notification (each, a “Tranche”), which payment obligations are guaranteed by Clayton, Dubilier & Rice Fund XII, L.P. and certain of its affiliated funds.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows.

As of the date of this filing, pursuant to the Investment Agreement among the Issuer, CD&R Holdings and Clayton, Dubilier & Rice Fund XII, L.P. (solely for the purpose of the limited provisions therein) (the “Investment Agreement”) and the Certificate of Designations, Preferences and Rights of Series A Cumulative Convertible Participating Preferred Stock of the Issuer (the “Certificate of Designations”) (each, as described below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”), the Issuer’s board of directors (the “Board”) has appointed the Purchaser Designees (as defined in the Investment Agreement), Nathan K. Sleeper, the Chief Executive Officer of Clayton, Dubilier & Rice, LLC (“CD&R”), and John Stroup, a partner of CD&R, to serve as directors of the Issuer until the 2025 annual meeting of stockholders of the Issuer. In their capacity as directors of the Issuer, Messrs. Sleeper and Stroup or any successor Purchaser Designee may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

On November 27, 2024, CD&R Holdings II entered into an agreement (the “Master Confirmation Agreement”) with UBS AG, London Branch (“UBS”), represented by UBS Securities LLC as its agent, pursuant to which CD&R Holdings II has agreed to purchase shares of Common Stock from UBS, as further described in Item 6 below.

Other than as described above or in Item 6, each of the Reporting Persons reports that neither it nor, to its knowledge, any of the other persons named in Item 2 of this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D, although each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, a variety of transactions that could create shareholder value, including business combinations, acquisitions and refinancing opportunities. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate.

In particular, each Reporting Person may, subject to the limitations set forth in the Investment Agreement (as described below in “Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.”) and the Master Confirmation Agreement, at any time and from time to time, in privately negotiated transactions, open market purchases or otherwise, acquire additional or all securities of the Issuer; dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities. The Reporting Persons anticipate that they may purchase shares of Common Stock in the open market in the near future, subject to market conditions and the terms of the Investment Agreement and the Master Confirmation Agreement. In addition, the Reporting Persons may, subject to the limitations set forth in the Investment Agreement, engage in discussions with management, the Board, other stockholders of the Issuer and other relevant parties concerning the business, operations, Board composition, management, strategy and future plans of the Issuer. Pursuant to the Investment Agreement, CD&R Holdings is entitled to designate nominees to the Board, which will afford access to, and participation in, deliberations of the Board regarding the business, operations, Board composition, management, strategy and future plans of the Issuer.

As a result of these activities, and subject to the limitations set forth in the Investment Agreement, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as disposing of one or more businesses; selling the Issuer or acquiring another company or business; changing operating or marketing strategies; adopting, not adopting, modifying, or eliminating certain types of anti-takeover measures; restructuring the Issuer’s capitalization; reviewing dividend and compensation policies; entering into agreements with third parties relating to acquisitions of securities issued or to be issued by the Issuer; entering into agreements with the management of the Issuer relating to acquisitions of shares by members of management, issuance of equity awards to management, or their employment by the Issuer.

Except as described in Item 6 of this Schedule 13D which is incorporated herein by reference, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions required to be reported herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by deleting paragraphs (a)(i), (a)(ii) and (c) in their entirety and replacing them as follows.

(a)

(i) CD&R Holdings is the beneficial owner of 18,517,830 shares of Common Stock on an as-converted basis (based on an initial conversion price of the Preferred Stock of $26.92), which are issuable upon conversion, at the option of the holder, of 498,500 shares of Preferred Stock that are held directly by CD&R Holdings. Taking into account such securities, the Reporting Persons beneficially own 11.2% of the outstanding shares of Common Stock, based on (x) the initial conversion price of the Preferred Stock of $26.92 and (y) 146,971,549 shares of Common Stock outstanding as of October 30, 2024, as reported in the Issuer’s Form 10-Q, filed November 7, 2024.

(ii) CD&R Holdings II and CD&R Investment Associates may be deemed to beneficially own the reported securities because CD&R Holdings is wholly owned by CD&R Holdings II and CD&R Investment Associates is the general partner of CD&R Holdings II, but each of CD&R Holdings II and CD&R Investment Associates expressly disclaims such beneficial ownership. Investment and voting decisions with respect to the reported securities are made by majority vote of an investment committee of limited partners of CD&R Associates that consists of more than ten individuals, each of whom is also an investment professional of CD&R (the “Investment Committee”). CD&R Associates may be deemed to beneficially own the reported securities, but expressly disclaims such beneficial ownership. All members of the Investment Committee expressly disclaim beneficial ownership of the reported securities.

(c) On October 15, 2024, CD&R Holdings sold 1,500 shares of Preferred Stock to a certain individual, at a price equal to the $1,000 per share liquidation preference, in respect of services provided in connection with CD&R Holdings’ acquisition of Preferred Stock on June 14, 2024. Except for the foregoing or as otherwise set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of the Schedule 13D, has effected any transactions in Common Stock or Preferred Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof.

Joint Filing Agreement

A Joint Filing Agreement, dated November 27, 2024, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

Term Loan Amendment

In connection with the sale of 1,500 shares of Preferred Stock described in Item 5, on October 16, 2024, CD&R Holdings entered into the first amendment to the term loan agreement, dated June 14, 2024 (the “Term Loan Amendment”), with Wells Fago Bank, N.A., as administrative agent and collateral agent, and the lenders from time to time party thereto (the “Term Loan Agreement”). The Term Loan Amendment provides that the mandatory prepayment provision of the Term Loan Agreement in respect of any sale, transfer or other disposition of shares of Preferred Stock by CD&R Holdings shall be waived for any sale, transfer or disposition of shares of Preferred Stock that does not exceed $1,800,000.

Master Confirmation Agreement

On November 27, 2024, CD&R Holdings II entered into the Master Confirmation Agreement with UBS, represented by UBS Securities LLC as its agent, pursuant to which CD&R Holdings II has agreed to purchase shares of Common Stock from UBS. The Master Confirmation Agreement and related trade notifications provide for the purchase from time to time by CD&R Holdings II from UBS of a number of shares of Common Stock to be determined pursuant to formulas specified therein. The aggregate number of such shares of Common Stock pursuant to such formulas is based on purchases of up to a specified cap amount for each Tranche and subject to a maximum number of shares that, when taken together with the total number of shares of Common Stock beneficially owned by CD&R Holdings II and its affiliates (the “CD&R Investors”), including shares of Common Stock issuable upon conversion of shares of Preferred Stock held by the CD&R Investors (collectively, “CD&R Shares”), will not cause the total number of CD&R Shares to exceed 19.9% of the outstanding shares of Common Stock (assuming the conversion into shares of Common Stock of all shares of Preferred Stock then held by the CD&R Investors), determined based on the most recent public filing of the Issuer prior to the date of the relevant acquisition. UBS will have exclusive beneficial ownership and control over any shares of Common Stock purchased and held by UBS or its affiliates as hedge positions with respect to the Master Confirmation Agreement until such shares of Common Stock are delivered to and purchased by CD&R Holdings II pursuant to the terms of the Master Confirmation Agreement. The Master Confirmation Agreement provides that, subject to the terms and conditions thereof, UBS will deliver specified portions of the shares of Common Stock to be purchased under the Master Confirmation Agreement to CD&R Holdings II following the relevant valuation date for the transaction governed by the relevant trade notification. The delivery of the aggregate number of shares of Common Stock to be purchased under the Master Confirmation Agreement will not occur later than May 31, 2026. Upon notice to UBS prior to the effective date of a trade notification, CD&R Holdings II may terminate the Master Confirmation Agreement as it relates to such then future trade notification and all subsequent trade notifications.

The purchase price and share information regarding purchases made by CD&R Holdings II pursuant to the Master Confirmation Agreement, once determined, will be disclosed by the Reporting Persons on one or more reports filed pursuant to Section 16 of the Act and subsequent amendments to this Schedule 13D to the extent required. The Master Confirmation Agreement is intended to comply with the requirements of Rule 10b5-1(c)(1) under the Act.

The foregoing descriptions of the Joint Filing Agreement, the Term Loan Amendment and the Master Confirmation Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are attached hereto as Exhibits 99.7, 99.8 and 99.9.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

99.7	Joint Filing Agreement

99.8	First Amendment to Term Loan Agreement, dated October 16, 2024, between CD&R Holdings, the lenders from time to time party thereto and Wells Fargo Bank, N.A.

99.9	Master Confirmation Agreement, dated November 27, 2024, between CD&R Holdings II and UBS, represented by UBS Securities LLC as its agent (certain information in this Exhibit has been redacted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted information)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2024

CD&R CHANNEL HOLDINGS II, L.P.

By:	CD&R Investment Associates XII, Ltd.,
its general partner

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R CHANNEL HOLDINGS, L.P.

By:	CD&R Channel Holdings II GP, Ltd.,
its general partner

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Director

CD&R INVESTMENT ASSOCIATES XII, Ltd.

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

CD&R ASSOCIATES XII, L.P.

By:	CD&R Investment Associates XII, Ltd.,
its general partner

	By:	/s/ Rima Simson
Name: Rima Simson
Title: Vice President, Treasurer and Secretary

SCHEDULE A

The business address for each of the persons listed below is c/o Clayton, Dubilier & Rice, LLC, 375 Park Avenue, 18th Floor, New York, New York 10152, and the business telephone number of each such person is 212-407-5200.

Name	Title/Principal Occupation or Employment	Citizenship
Donald J. Gogel	Mr. Gogel is a director and officer of CD&R Investment Associates XII, Ltd.	United States of America

Nathan K. Sleeper	Mr. Sleeper is a director and officer of CD&R Investment Associates XII, Ltd.	United States of America

Jillian C. Griffiths	Ms. Griffiths is an officer of CD&R Investment Associates XII, Ltd.	United States of America

David A. Novak	Mr. Novak is an officer of CD&R Investment Associates XII, Ltd.	United States of America

Richard J. Schnall	Mr. Schnall is an officer of CD&R Investment Associates XII, Ltd.	United States of America

Rima Simson	Ms. Simson is an officer of CD&R Investment Associates XII, Ltd.	United States of America